March 11, 2011

VIA FEDERAL EXPRESS

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:           Global Clean Energy, Inc.
Item 4.01 Form 8-K filed March 1, 2011
File No. 333-30303

Dear Mr. Gordon:

On behalf of our client, Global Clean Energy, Inc. (“Global”), and in response to your letter of comment dated March 3, 2011 relating to the above-referenced filing, we hereby transmit for filing via EDGAR a Form 8-K/A amending Global's Current Report on Form 8-K filed on March 1, 2011.  Responses in this letter have been numbered to correspond to the numbers and headings of the paragraphs set forth in the staff’s letter of comment.

Mr. Jeffrey Gordon
March 11, 2011

1.
Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  Se Item 304(a)(1)(ii) of Regulation S-K.

Item 401 of Form 8-K has been amended in accordance with the staff's comment.

2.
You disclose that your former accountant's report contained a paragraph disclosing that the consolidated financial statements have been prepared assuming the Company will continue as a going concern.  It does not appear that the former accountant's reports included in the December 31, 2009 and 2008 Forms 10-K contained this paragraph.  If true, please remove this statement in your amended 8-K.  Otherwise, please advise.

Item 401 of Global's Form 8-K has been amended in accordance with the staff's comment to remove the going concern statement.

3.
The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its reports.  Your current disclosure only refers to your most recent fiscal year and the subsequent interim period ended February 16, 2011.  Please amend your Form 8-K to refer to your two most recent fiscal years instead of just your most recent fiscal year.  Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K

Item 401 of Form 8-K has been amended in accordance with the staff's comment to include the two most recent fiscal years.

4.
Item 304(a)(2) of Regulation S-K requires disclosure of any consultations with the newly engaged accountant during the two most recent fiscal years and any subsequent interim period prior to engaging that accountant.  Your current disclosure only refers to your most recent fiscal year and the subsequent interim period ended February 16, 2011.  Please amend your Form 8-K to refer to your two most recent fiscal years instead of just your most recent fiscal year.

Item 401 of Form 8-K has been amended in accordance with the staff's comment to include the two most recent fiscal years.

Mr. Jeffrey Gordon
March 11, 2011

5.
Give that your former accountant is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission.  Please confirm that your new accountant will re-audit the financial statements for the year ended December 31, 2009, which will be included in your December 31, 2010 Form 10-K.

Global hereby confirms that its new accountants will re-audit the financial statements for the year ended December 31, 2009 which will be included in Global's December 31, 2010 Form 10-K.

In submitting this response letter Global has authorized me to acknowledge on its behalf that: (i) Global is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Global will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 940-8555 at your earliest convenience should you have any questions or require further information.  If we can assist you in order to facilitate the review of the above-referenced documents, please do not hesitate to call.

Sincerely,

/s/ Paul J. Pollock
Paul J. Pollock

/sme
Enclosures
cc:	Kenneth A. Adessky